ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Level 2 Subordinated Financial Bills Itaú Unibanco Holding S.A. (“Company”) announces to the market that it has issued Level 2 Subordinated Financial Bills (“Financial Bills”) in the total amount of R$1.5 billion. These Financial Bills mature in January 2034. In accordance with Resolution No. 122 of the Central Bank of Brazil, Financial Bills will compose the Tier 2 Capital of the Company’s Referential Equity with an estimated impact of 0.12 p.p. on its Tier 2 capitalization ratio. Financial Bills were issued with the objective of optimizing the Company´s capital structure given its asset growth. The proceeds raised from the issuance of these Financial Bills will be allocated either directly and/or indirectly through its subsidiaries for payment of rents. Financial Bills were underwritten by Opea Securitizadora S.A., which in turn has issued Real Estate Receivables Certificates (“CRIs”) backed by Real Estate Credit Notes (“CCIs”), which represent Financial Bills. CRIs were distributed through the public offering automatically registered with CVM and allocated to qualified and professional investors. São Paulo (SP), December 15, 2023. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence